

December 16, 2011

<u>Via E-mail</u>
Mr. Donald W. Blair
Chief Financial Officer
Nike, Inc.
One Bowerman Drive
Beaverton, Oregon 97005

      RE: Nike, Inc.
               Form 10-K for Year ended May 31, 2011
               Filed July 22, 2011
               File No. 1-10635

Dear Mr. Blair:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Nudrat Salik
                      for
                    John Hartz
                    Senior Assistant Chief Accountant